SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X] PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

(Full title of the plan)

Chemed Corporation

(Name of issuer of the securities held pursuant to the plan)

2600 First Financial Center, 255 E. 5th Street, Cincinnati, Ohio 45202

(Address of principal executive office)

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS

Other schedules required by 29 CFR Section 25203.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Chemed/Roto-Rooter Savings & Retirement Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

By: David J. Lohbeck, Chairman
Administrative Committee

Date: June 28, 2016

Grant Thornton LLP
3825 Edwards Rd., Suite 430
Cincinnati, OH 45209

T 513-762-5000
F 513-241-6125
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Chemed/Roto-Rooter Savings & Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Chemed/Roto-Rooter Savings & Retirement Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Chemed/Roto-Rooter's Plan's financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan's management. Our

Grant Thornton

audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, Ohio
June 28, 2016

Chemed/Roto-Rooter
Savings & Retirement Plan

Statements of Net Assets Available for Benefits

	December 31, 2015	December 31, 2014
Assets:		
Investments, at fair value:		
Chemed Corporation common stock	$ 47,824,804	$ 35,662,624
Mutual funds:		
T Rowe Price Blue Chip Growth Fund	15,980,288	14,486,451
MFS International Value Fund	15,719,185	15,120,901
BlackRock S&P 500 Index Fund	14,816,137	13,622,005
JP Morgan Core Bond Fund	14,663,534	13,317,267
BlackRock Government Institutional Fund	11,351,287	12,286,569
BlackRock Equity Dividend Fund	10,872,487	10,681,513
Goldman Sachs Mid Cap Value Fund	9,031,508	9,931,550
Goldman Sachs Growth Opportunities Fund	6,866,202	9,148,123
Wells Fargo Short Duration Government Bond Fund	5,744,121	6,102,361
Columbia Small Cap Value Fund	4,997,708	4,718,930
MFS Total Return Fund	3,320,989	5,018,691
Oakmark Equity & Income Fund	2,872,806	3,248,034
Oppenheimer International Small-Mid Company Fund	2,812,627	3,095,714
Lord Abbett Developing Growth Fund	2,485,900	2,539,380
PIMCO Real Return Fund	1,972,075	2,085,524
Ivy Science & Technology Fund	1,627,955	2,087,269
BlackRock Pacific Fund	837,740	744,366
Collective trust:		
Invesco Stable Value Retirement Fund	6,249,590	6,604,799
Total investments	180,046,943	170,502,071
Receivables:		
Notes receivable from participants	6,234,126	5,938,175
Employer contributions	3,340,702	2,657,758
Accrued interest and dividends	30	28
Total receivables	9,574,858	8,595,961
Cash	80,422	195,062
Total assets	189,702,223	179,293,094
Liabilities:		
Accrued expenses	3,416	1,052
Net assets available for benefits, at fair value	189,698,807	179,292,042
Adjustment from fair value to contract value for interest in a collective trust related to fully benefit-responsive investment contracts	(68,850)	(176,182)
Net assets available for benefits	$ 189,629,957	$ 179,115,860

The accompanying notes are an integral part of these financial statements

Chemed/Roto-Rooter
Savings & Retirement Plan

Statement of Changes in Net Assets Available for Benefits

		Year Ended December 31, 2015
Contributions:		
Employer	$	6,583,333
Participant		8,223,323
Rollovers		77,190
		14,883,846
Interest income on notes receivable from participants		246,665
Investment income:		
Net appreciation in fair value of investments		9,585,889
Dividends and other income		7,018,681
		16,604,570
Benefits paid to participants		(21,133,716)
Administrative expenses		(87,268)
Increase in net assets		10,514,097
Net assets available for benefits:		
Beginning of year		179,115,860
End of year	$	189,629,957

The accompanying notes are an integral part of this financial statement

1. General Description of the Plan

Overview and Eligibility

Chemed Corporation, as the Plan Administrator, adopted the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan"). The Plan is a defined contribution plan available to all full-time employees of participating units of Chemed Corporation (the "Company"), except those covered by collective bargaining agreements, who have completed at least 500 hours of service in any six months of continuous service. The following summary provides an overview of major Plan provisions and is provided for general informational purposes. Participants should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Employee contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings. In any Plan year, an employee may contribute up to a maximum of 85% of his or her included compensation, as defined, or the maximum allowed by the Internal Revenue Code, as amended ("IRC"), whichever is less ("Basic Contribution"). For the Plan year 2015, the IRC limit on before-tax contributions was $18,000. In addition, eligible employees who have attained age 50 prior to the close of the Plan year are eligible to make a catch-up contribution of $6,000. Employee contributions are made through payroll deductions. The Company, on a participating unit basis, may elect to make contributions ("Matching Contribution") to the Plan on the first 6% of employees' basic contribution.

The Plan limits covered compensation for purposes of determining Basic and Matching Contributions to $265,000 for the Plan year ended December 31, 2015. All contributions are subject to limitations imposed by the IRC and ERISA.

Participant Accounts

Individual participant accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company match if applicable, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The Plan benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting and Forfeitures

Participants are immediately vested in their Basic Contributions and any earnings or losses thereon. Vesting in the employer's Matching Contributions occurs in annual 20% increments after two years of service and participants are fully vested after six years of service. Additionally, all participants of the Plan are fully vested in employer contributions upon normal retirement, death or total permanent disability incurred while employed. Non-vested employer contributions which are forfeited by withdrawals from the Plan are used to reduce future employer contributions to the Plan. At December 31, 2015 and 2014, the forfeited account totaled $448,676 and $463,262, respectively, which was used to reduce the year end employer contributions receivable. Participants who forfeit amounts under the Plan are permitted to restore the amount of such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture. Forfeitures are not permitted to be restored to the participants' accounts after the occurrence of five consecutive one year breaks-in-service.

Limitation of Investment in Chemed Stock Fund

The Plan was amended effective September 1, 2015 to allow the Investment Committee to limit the percentage of a participant's account which may be invested in Chemed Corporation common stock. The limit was set at 20% of their total account balance as of March 31, 2016. Participants were given until this date to reduce their holdings in Chemed Corporation common stock, or the Company would then sell the excess over the 20% limit and invest the proceeds proportionately amongst the other funds in the participants' accounts based on their current market value as of that date. As a result, a total of 86,220 shares of Chemed Corporation common stock were sold at an aggregate market value of $11,678,499 within a 7 day period beginning on April 1, 2016.

Investment Options

Investment of employee contributions is made in accordance with employee elections and stipulated Plan provisions. Beginning January 1, 1999, the Plan appointed Merrill Lynch, who was subsequently acquired by Bank of America, N.A., as Trustee and currently offers the following investment options for contributions: BlackRock Government Institutional Fund, Invesco Stable Value Retirement Fund, Wells Fargo Short Duration Government Bond Fund, PIMCO Real Return Fund, JP Morgan Core Bond Fund, MFS Total Return Fund, Oakmark Equity & Income Fund, T Rowe Price Blue Chip Growth Fund, BlackRock S&P 500 Index Fund, MFS International Value Fund, BlackRock Equity Dividend Fund, Goldman Sachs Mid Cap Value Fund, Goldman Sachs Growth Opportunities Fund, Columbia Small Cap Value Fund, Ivy Science & Technology Fund, Lord Abbett Developing Growth Fund, Oppenheimer International Small-Mid Company Fund and BlackRock Pacific Fund. Chemed Corporation stock is also an investment option for employee contributions. Purchases of Chemed Corporation stock are made by the Plan's trustee on the open market. Employer contributions are invested in the same manner and allocation as the employee contributions. These same investment options are available for the employer contributions. The Plan allows participants to transfer funds among the various investment options.

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of 50% of the vested account balance. Loan terms range from 1 to 5 years or up to 10 years if the proceeds of the loan are used for the purchase of the participant's primary residence. Loans are secured by the balance in the Participant's account and bear interest at the prime rate plus 1%. Participants may not have more than two loans outstanding at any one time. Principal and interest payments are payable ratably through direct payroll deductions. Loans are in default when any scheduled payment remains unpaid beyond the last day of the calendar quarter following the calendar quarter in which the participant missed a scheduled payment. Also, a loan is in default if the participant or a representative makes a false statement to the Plan.

Payment of Benefits
Upon termination of service with the Company, participants are entitled to a lump sum distribution of the vested portion of their account balance. Upon retirement or if a participant becomes totally and permanently disabled or dies, the participant or their beneficiary is entitled to their entire account balance. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Withdrawals
The Plan allows withdrawals of after-tax, rollover and vested employer matching contributions while an active employee. The Plan also allows for a "financial hardship" withdrawal of before-tax contributions for participants under age 59 ½ years in cases of demonstrated "financial hardship", as defined by the Plan document.

Plan Termination
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA and the IRC. In the event that the Plan is terminated, the participants shall be fully vested in the current market value of amounts credited to their accounts at the date of termination.

2. Summary of Significant Accounting Policies

Investment valuation
Investments of the Plan are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. During 2015, deemed distributions of $600,237 were made relating to defaulted loans.

Investment income
Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Payment of benefits
Benefits are recorded when paid.

Expenses of the Plan
Unless paid by the Company, all expenses incurred in the administration of the Plan are paid by the Plan.

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP").

Investment appreciation
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of realized and unrealized appreciation for the specified period. Purchases and sales of securities are recorded on the trade date.

Fully benefit-responsive investment contracts held in collective trust
The Invesco Stable Value Retirement Fund, a collective trust fund (the "Invesco Trust"), is offered as an investment option to Plan participants. The Invesco Trust holds investment contracts which are fully benefit-responsive. Therefore, contract value is the relevant measurement attribute, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive and held by a collective trust offered only to qualified employer-sponsored defined contribution plans. An investment contract is considered fully benefit-responsive if: 1) it is affected directly between the collective trust and the issuer and may not be transferred without the consent of the issuer, 2) either the repayment of principal and interest is a financial obligation of the issuer or the issuer of a wrap contract provides assurance that the contract crediting rate will not be adjusted to less than zero, 3) the contract requires all permitted participant-initiated transactions with the collective trust to occur at contract value without limitation, 4) it is improbable that an event will occur that would limit the ability of the collective trust to transact at contract value with both the issuer and collective trust unit holders, and 5) the collective trust allows unit holders reasonable access to their funds.

The Statements of Net Assets Available for Benefits present the fair value of the investment in the Invesco Trust. Additionally, the Statements of Net Assets Available for Benefits present the adjustment of the investment in the Invesco Trust from fair value to contract value relating to fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Use of estimates
The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Concentrations, risks and uncertainties
The Plan has a significant concentration of investment in Chemed Corporation stock. A change in the value of this stock could cause the value of the Plan's net assets to change significantly due to this concentration.

The Plan provides for various investment options in a number of funds which invest in stocks, bonds, fixed income securities, mutual funds and other investment securities. Certain investments are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

Recent accounting pronouncements
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2015-12 simplifying or eliminating some of the financial statement reporting and disclosures that were previously required for employee benefit plans. This ASU (i) requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value rather than fair value; (ii) simplifies the investment disclosures; and (iii) provides a measurement date practical expedient for employee benefit plans. The new standard takes effect in 2016, and the Plan's administrator is currently evaluating its impact on the Plan's future financial statements.

In May 2015, the FASB issued ASU 2015-07 for updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value ("NAV") per share (or its equivalent). The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The standard removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The standard also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The standard is effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan's administrator is currently evaluating the impact the updated guidance will have on the Plan's financial statement disclosures.

3. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated September 18, 2012, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC. The related Trust is exempt from federal income tax under section 501(a) of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that do not meet the more likely than not threshold. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

4. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500.

	December 31,	
	2015	2014
Net assets available for benefits per the financial statements	$ 189,629,957	$ 179,115,860
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	68,850	176,182
Amounts allocated to withdrawing participants	(75,157)	(181,986)
Net assets available for benefits per the Form 5500	$ 189,623,650	$ 179,110,056

The following is a reconciliation of change in net assets per the financial statements at December 31, 2015 to Form 5500.

Increase in net assets per the financial statements	$ 10,514,097
Less: Change in amounts allocated to withdrawing participants	106,829
Add: Change in adjustment from contract value to fair value	(107,332)
Net income per Form 5500	$ 10,513,594

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested prior to December 31, but are not yet paid as of year-end.

5. **Investments**

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,	
	2015	2014
Chemed Corporation common stock, 319,258 and 337,491 shares, respectively	$ 47,824,804	$ 35,662,624
T Rowe Price Blue Chip Growth Fund, 220,783 and 215,348, respectively	15,980,288	14,486,451
MFS International Value Fund, 459,491 and 456,273 shares, respectively	15,719,185	15,120,901
BlackRock S&P 500 Index Fund, 60,583 and 55,063 shares, respectively	14,816,137	13,622,005
JP Morgan Core Bond Fund, 1,271,772 and 1,134,350 shares, respectively	14,663,534	13,317,267
BlackRock Government Institutional Fund, 11,351,287 and 12,286,569 shares, respectively	11,351,287	12,286,569
BlackRock Equity Dividend Fund, 517,737 and 428,117 shares, respectively	10,872,487	10,681,513
Goldman Sachs Mid Cap Value Fund, 271,951 and 238,854 shares, respectively	9,031,508 *	9,931,550
Goldman Sachs Growth Opportunities Fund, 292,303 and 329,662 shares, respectively	6,866,202 *	9,148,123

* Investment represents less than 5% of the Plan's net assets at the specified date

During 2015, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,585,889 as follows:

Mutual funds	$ (5,261,125)
Common stock	14,847,014
	$ 9,585,889

6. Fair Value Measurements

Fair value is defined as the price that will be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds – Valued at the NAV of shares held by the Plan at year-end, using prices quoted on active markets at the measurement date.

Common stock – Valued at the closing price reported on the New York Stock Exchange on which the security is traded.

Collective trust – Valued at NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	December 31, 2015			
	Level 1	Level 2	Level 3	Total
Common stock - Health care	$ 47,824,804	$ -	$ -	$ 47,824,804
Equity funds:				
U. S. large growth	17,608,243	-	-	17,608,243
U. S. large value	10,872,487	-	-	10,872,487
U. S. large cap	14,816,137	-	-	14,816,137
Foreign large value	16,556,925	-	-	16,556,925
Mid-value	9,031,508	-	-	9,031,508
Mid-cap growth	9,678,829	-	-	9,678,829
Small value	4,997,708	-	-	4,997,708
Small growth	2,485,900	-	-	2,485,900
Bond funds:				
Short-term U. S. government	7,716,196	-	-	7,716,196
Intermediate-term	14,663,534	-	-	14,663,534
Other funds:				
Large blend	6,193,795	-	-	6,193,795
Money market	11,351,287	-	-	11,351,287
Collective trust (Stable value)	-	6,249,590	-	6,249,590
Total assets at fair value	$ 173,797,353	$ 6,249,590	$ -	$ 180,046,943

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Common stock - Health care	$ 35,662,624	$ -	$ -	$ 35,662,624
Equity funds:				
U. S. large growth	16,573,720	-	-	16,573,720
U. S. large value	10,681,513	-	-	10,681,513
U. S. large cap	13,622,005	-	-	13,622,005
Foreign large value	15,865,267	-	-	15,865,267
Mid-value	9,931,550	-	-	9,931,550
Mid-cap growth	12,243,837	-	-	12,243,837
Small value	4,718,930	-	-	4,718,930
Small growth	2,539,380	-	-	2,539,380
Bond funds:				
Short-term U. S. government	8,187,885	-	-	8,187,885
Intermediate-term	13,317,267	-	-	13,317,267
Other funds:				
Large blend	8,266,725	-	-	8,266,725
Money market	12,286,569	-	-	12,286,569
Collective trust (Stable value)	-	6,604,799	-	6,604,799
Total assets at fair value	$ 163,897,272	$ 6,604,799	$ -	$ 170,502,071

The Plan applied the practical expedient as of December 31, 2015 and 2014, to its investment in the collective trust. The practical expedient permits the Plan to measure the fair value of certain investments based on the investee's NAV or its equivalent. The Invesco Trust seeks to preserve principal while providing a competitive level of income over time that is consistent with the preservation of capital. The Invesco Trust invests primarily in other collective trusts containing guaranteed investment contracts, which are insurance contracts that guarantee the investor a fixed or floating interest rate over a predetermined period of time. Investments in the collective trusts have no holding period, and redemptions can be made daily. There are no unfunded commitments.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment in the Invesco Trust at contract value. Contract value represents contributions made to the Invesco Trust, plus appreciation, less participant withdrawals and administrative expenses. The Invesco Trust imposes certain restrictions on the Plan, and the Invesco Trust itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes the occurrence of events that could cause the Invesco Trust to transact at less than contract value is not probable. The Invesco Trust is presented in the December 31, 2015 and 2014 Statements of Net Assets Available for Benefits at fair value, with an adjustment to contract value.

7. Party-In-Interest Transactions

Certain Plan investments held during the years ended December 31, 2015 and 2014 include shares of the Company's common stock and shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan in 2015 for investment management services.

8. Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued. Except as disclosed in Note 1, there were no other material subsequent events that have occurred through this date requiring revision to or disclosure in the financial statements.

Chemed/Roto-Rooter
Savings & Retirement Plan

Form 5500 EIN 31-0791746 Plan No. 104
Schedule H, Line 4i-
Schedule of Assets (Held At End of Year)*
December 31, 2015 **Schedule I**

(a)	(b) Identity of issue	(c) Description of investment	(e) Current value
**	Chemed Corporation	Common Stock	$ 47,824,804
	T Rowe Price	Blue Chip Growth Fund	15,980,288
	MFS	International Value Fund	15,719,185
**	BlackRock	S&P 500 Index Fund	14,816,137
	JP Morgan	Core Bond Fund	14,663,534
**	BlackRock	Government Institutional Fund	11,351,287
**	BlackRock	Equity Dividend Fund	10,872,487
	Goldman Sachs	Mid Cap Value Fund	9,031,508
	Goldman Sachs	Growth Opportunities Fund	6,866,202
	Invesco	Stable Value Retirement Fund	6,249,590
	Wells Fargo	Short Duration Government Bond Fund	5,744,121
	Columbia	Small Cap Value Fund	4,997,708
	MFS	Total Return Fund	3,320,989
	Oakmark	Equity & Income Fund	2,872,806
	Oppenheimer	International Small-Mid Company Fund	2,812,627
	Lord Abbett	Developing Growth Fund	2,485,900
	PIMCO	Real Return Fund	1,972,075
	Ivy	Science & Technology Fund	1,627,955
**	BlackRock	Pacific Fund	837,740
**	Loan Fund	Loans to Participants, at rates ranging from 4.25% to 9.25%, and maturity dates form 12/15 to 8/25	6,234,126
		Total assets held for investment purposes	$ 186,281,069

* This scheudle includes those assets required to be reported under ERISA Section 2520.103-11 and IRS 5500, Schedule H, Line 4i.

** Denotes party in interest.

EXHIBIT I

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 28, 2016, with respect to the financial statements and schedule included in the Annual Report of Chemed/Roto-Rooter Savings & Retirement Plan on Form 11-K for the year ended December 31, 2015. We hereby consent to the incorporation by reference of said report in the Registration Statement of Chemed Corporation on Form S-8 (File No. 2-80712).

Grant Thornton LLP

Cincinnati, Ohio
June 28, 2016